                                                                    Exhibit 12.1

                                Manor Care, Inc.
                Computation of Ratio of Earnings to Fixed Charges
                          (In thousands, except ratios)

                                                                Years ended December 31,
                                            --------------------------------------------------------------------
                                                Adjusted
                                                  2000         2000         1999         1998         1997         1996
                                                  ----         ----         ----         ----         ----         ----
EARNINGS AVAILABLE TO COVER FIXED
   CHARGES:
Income (loss) from continuing
   operations before income taxes
   and minority interests ...........         $  60,635     $  61,669     $(102,396)    $ (24,565)    $ 227,110     $ 180,647
Less:
   Equity in earnings of  affiliates,
     excluding affiliate with
     guaranteed debt...........                  (2,016)       (2,016)       (2,276)       (5,376)       (2,806)       (1,500)
Add:
   Dividends received from equity
     affiliate.................                   6,000         6,000          --            --            --            --
   Fixed charges deducted from
     earnings (see below)                        76,545        75,511        67,838        62,613        88,279        75,744
                                              ---------     ---------     ---------     ---------     ---------     ---------
Earnings available to cover fixed
   charges.......................             $ 141,164     $ 141,164     $ (36,834)    $  32,672     $ 312,583     $ 254,891
                                              =========     =========     =========     =========     =========     =========


FIXED CHARGES:
Interest expense, including amounts
   in operating expense................       $  66,460     $  66,460     $  60,646     $  55,340     $  79,309     $  68,915
Interest within rent expense..........            9,051         9,051         7,192         7,273         8,970         6,829
Adjusted interest expense and
   amortization of financing costs ..             1,034          --            --            --            --            --
                                              ---------     ---------     ---------     ---------     ---------     ---------
   Fixed charges deducted from
     earnings.......................             76,545        75,511        67,838        62,613        88,279        75,744
Interest expense on guaranteed debt
   of affiliate.....................              4,309         4,309           922          --            --            --
Interest capitalized...............               4,457         4,457         3,235         8,623         4,887         5,657
                                              ---------     ---------     ---------     ---------     ---------     ---------
Fixed charges.....................            $  85,311     $  84,277     $  71,995     $  71,236     $  93,166     $  81,401
                                              =========     =========     =========     =========     =========     =========

RATIO OF EARNINGS TO FIXED
   CHARGES (1)...................               1.7x          1.7x                                      3.4x          3.1x
                                              =========     =========                                 =========     =========

(1) We do not show a ratio for 1998 and 1999 because earnings were insufficient to cover fixed charges by $38.6 million in 1998 and $108.8 million in 1999.